Filed by Foley Trasimene Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Foley Trasimene Acquisition Corp.
SEC File No.: 001-39299
Date: January 25, 2021

The following is a transcript of the investor call held by Foley Trasimene Acquisition Corp. and Alight on January 25, 2021 in connection with their business combination transaction:

Foley-Alight Investor Conference Call

January 25, 2021

Jeremy Heaton – Executive Vice President, Finance, Alight Solutions

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Foley Trasimene Acquisition Corp. and Alight, Incorporated Conference Call. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Foley Trasimene Acquisition Corp., and may be accessed on the SEC’s website at www.SEC.gov, including the exhibits thereto. During this call, we will be referring to an investor presentation, which can be found in the newsroom section of Alight’s website, Foley Trasimene Acquisition Corp.’s website, as well as on the SEC’s website. Please review the disclaimers included therein, and refer to that as a guide to today’s call.

Statements made during this call that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. For more information, please refer to the risks, uncertainties, and other factors discussed in Foley Trasimene Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. You should carefully consider the risk, uncertainties, and other factors discussed in Foley Trasimene Acquisition Corp.’s SEC filings.

Additionally, Foley Trasimene Acquisition Corp. and Alight will not be fielding any questions on today’s call.

Hosting today’s call are Bill Foley, Founder and Chairman of Foley Trasimene Acquisition Corp.; Stephan Scholl, CEO of Alight; and Katie Rooney, CFO of Alight. With that, I’d like to turn the call over to Bill Foley, Founder and Chairman of Foley Trasimene Acquisition Corp.

William (Bill) Foley, II – Founder and Chairman, Foley Trasimene Acquisition Corp.

I’m very pleased to introduce you to Alight today, our latest SPAC IPO Candidate.

Alight is the preeminent employee engagement partner for workplace benefits, payroll, administration, and wealth services.

Alight is already ubiquitous – scalable, mission critical technology serving over 30 million employees and their family members and the market leader already installed in 50% of the fortune 500.

In addition, and demonstrating the existing momentum of the business, Alight just secured a large contract with the Federal Thrift Savings Plan which covers an additional 6.1 million Federal employees and Uniformed personnel under the Company’s wealth platform.

This is a significant win for Alight. This is strong tailwind is going to drive financial performance over the next several years of following the integration of this business within Alight which will take about 9-10 months.

We support the long term plan presented by management to transform Alight into a Business Process as a Service enterprise where we can leverage its existing leading industry position to substantially grow revenue and EBITDA.

I’ve been fortunate in my career to be involved with a number of outstanding companies and management teams and I believe Alight is another example of earlier companies that I’ve been associated with.

Like my previous transactions Alight serves a large multi-trillion dollar industry which offers a tremendous potential for future growth and transformation led by technology initiatives.

We have a plan for Alight, not just lofty end goals but a process to get there as well and Stefan is already far down the path.

Alight is already ubiquitous – scalable, mission critical technology serving over 30 million employees and family members.

There is no close number two, and this platform is a heart and lung transplant to replace it.

Second, proprietary technology and unparalleled access to data and analytics are very, very important in this transaction. Alight has the technology and data to help employers move the needle on employee engagement which influences productivity, health costs, and with 200 million annual customer interactions, only Alight has the depth of data to be insightful and to drive results.

We’re going to leverage these advantages by refining our go to market strategy to realign and growing our sales force and selling to customers to a BPaaS solution and not just a group of different services. Alight works best as a partner with large corporate HR departments providing a mix of software and services to help them run their health, wealth and other benefit plans.

Stephan and Katie are the real keys to the success here. Stephan is newly arrived but an important part of what attracted me most to Alight. His leadership will be critical. I also believe he has the right vision and plan for Alight and I’m excited to do my part and help him clear the decks to be more successful. I believe there is a lot that Stephan is going to be able to do to transform this company and now I’m going to turn the presentation over to him, and also to Katie to tell you more about it.

Stephan Scholl – Chief Executive Officer, Alight Solutions

Thanks Bill.

There is no question that Alight sits in a unique position in the middle of the employer and employee landscape. You know, it’s a landscape that is evolving every day and is massively accelerated by the pandemic.

There are many factors for both employees and employers that’ll impact how organizations succeed and thrive in the future. Employers must address these foundational issues to drive better employee engagement and better outcomes for individuals while advancing employer objectives at the same time.

So let’s focus first on the employee. Even before the pandemic hit, life had gotten a lot harder for them.

•	The general state of employee health, including mental health fueled by increased stress and depression, continues to deteriorate, while healthcare costs are rising and shifting to employees. Deductibles have risen eight times as fast as wages.

•	Financially, debt is a big problem and growing quickly. Millennials and new graduates continue to bear a heavy burden of college debt coupled with reduced career opportunities in a challenging job market. Across the board, 61% of workers say they will never be able to retire at the age that they want.

•	Employees are facing a real crisis.

And frankly, so are employers. They are spending more and getting less, and they are still failing to engage their people.

•	A typical Fortune 500 company has more than two dozen programs they offer their employees to help them manage their wellbeing. But not many employees are enrolling or engaging in these programs. In fact, these offers are just overwhelming their people, with dozens of websites, mobile apps and 1-800 numbers to navigate. Without a clear way to engage individuals, these expensive benefits packages go underutilized and employees remain frustrated, confused and underserved, and employers struggle to find the ROI.

•	Further, the regulatory environment continues to get messier for employers, so even maintaining compliance requires a full-time staff.

•	And to add to the complexity, the traditional employer/employee relationship is changing fast. Part-time workers, on-demand talent and gig workers, those who are managing multiple jobs, now represent one in every three workers. How do employers reconsider the employer/employee relationship in this new context? What does it mean for benefits? For payroll? What about the broader connection their people have with the organization?

This ever-changing landscape has real implications for both the employer and the employee.

And employers aren’t getting the value for their money. They aren’t driving the ROI they need on what represents 70% of the total spend for most employers.

And employees are demanding a better experience that brings everything together and is as simple as an Amazon purchase.

Both are trying to drive a different outcome, with more flexibility. The traditional model just isn’t going to cut it anymore.

At Alight, we have the comprehensive solution. We are responding to drive an end-to-end transformation to solve these crises for employers and employees.

Here’s what we know is true: To get the most out of your 70% of the spend, employers have to engage employees to build a better, stronger, more resilient organization.

Employees are more engaged, productive and innovative when they feel good about the choices they have made for themselves and their families about the most basic human needs of health, wealth and wellbeing.

The care an employer puts into enabling and supporting their employees’ wellbeing can drive productivity levels, define the company’s culture and really bring the company’s values to life.

Our vision at Alight is to be that employee engagement partner for our employer clients. We can change the dynamic to build a stronger connection with their people and ultimately help them build and sustain a highly productive workforce.

Alight is uniquely positioned to be that partner of choice for companies of all sizes.

•	For 25 years, we’ve been in the front seats with our clients. We have been deploying technology and providing services for some of the largest and most complex companies in the world.

•	We provide technology that enables employees to make the best decisions for themselves and their families regarding their health, retirement and wellbeing.

•	We are experts of scale that deliver on these most foundational aspects of employee engagement.

We provide these mission-critical services today and are the number one provider in health, the number one independent 401K record-keeper, and the number two in global payroll services. To summarize:

•	In Health, we have a full-scale offering to help people make decisions, understand and use all the health benefits their employers offer. We support and enable every interaction. Every time someone moves, needs a new doctor, starts a new job, wonders what doctors are in their network, or how to get money from their health savings account, they turn to Alight to find the solution.

•	Our Wealth business includes our 401K and pension administration businesses. We have more than $480 billion in defined contribution assets under administration. And, we recently signed the largest-ever benefits administration deal to provide recordkeeping for the Federal Thrift Savings Plan, supporting the approximately 6.1 million Federal employees and uniformed service members in the plan.

•	In Payroll and broader Human Resources, we do everything employers require to process payroll and run HR systems to engage and manage their workforce.

At Alight, we know that an employee engagement platform can only be delivered by bringing deep domain knowledge and cloud-based technology products wrapped with a services capability. A traditional services model can’t transform the employee experience the way we know it has to, and a software solution alone can’t solve it either. Only a business process as a service, or BPaaS business model, can deliver a holistic solution. Our BPaaS model brings together SaaS capabilities and an automated service delivery model with data and AI to deliver superior outcomes for our clients.

Our BPaaS model creates a competitive advantage. We have the unique ability to bring cloud-based technology together with a robust service delivery model across the full spectrum of human capital management. Other companies may attempt to cobble pieces together through M&A, and we will view any such moves as another validation of our strategy.

You see, at Alight, we are already on this path.

•	We are moving from highly custom model to configurable technology solutions, with a robust product roadmap to develop more SAAS capabilities.

•	We have a unique ability to deliver highly personalized solutions that drive smart employee decisions and help employers get more out of their investments.

•	Everything we are building uses data-driven AI and focuses on the employee experience.

We already have relationships and engage with more than 30 million people through a strong foundation of both standalone and fully integrated solutions. When we bring our capabilities together across that total spectrum of health, wealth and wellbeing, we can drive meaningful value for employers and employees. This is our One Alight strategy.

In the end, we are seeing that the success of our BPaaS model really comes down to value. It’s the seamless integration, bolstered by cloud technology and deep domain expertise that drives better value and ROI for our clients. We are taking what was formerly a procurement-led buying process, now to the C-suite.

And we’re proving that our comprehensive approach works. For example, with hyper-personalization, we’re able to drive significantly higher engagement than we’ve seen from other efforts. As we pull these BPaaS solutions together, we can guarantee a different financial outcome to drive an improved ROI. Just think of the impact employers can make across their benefit programs using this approach.

We’re bringing more of these solutions to new and existing clients, and this momentum is translating into measurable results. The new BPaaS solutions that we launched in 2020 will become more than 50% of our total contract value, or TCV bookings, by 2023.

Importantly, our addressable markets are large and growing.

Our vision and approach can help address the needs of an approximately three-and-a-half billion person workforce globally and we play a role in impacting the approximately $3.8 trillion spend on healthcare just here in the U.S. each and every year.

There is no question that the market is huge, the opportunity is significant, and that Alight is the right company to transform this space.

As we shared, we are the number one benefits provider in the U.S. market, serving 14% of the U.S. working population.

Our clients today comprise approximately 70% of the Fortune 100 and more than half of the Fortune 500.

We deliver services for clients in over 100 countries and we run more than 50 global delivery centers.

We have the size, the scale and the capability, currently hosting approximately 200 million customer interactions annually across our platforms, logging over 140 million inbound connections each year, and handling more than 30 million calls in our call center. And, since its inception in 2017, we’ve had more than 10 million interactions with Lisa, our chatbot.

Technology is at the core of what we deliver:

•	We use cloud-based, scalable software across the entire breadth of human capital solutions.

•	We leverage the most complete access to the total employee record to enable AI-driven, omni-channel engagement and a personalized, integrated experience for our clients’ employees.

And, we’ve reshaped our operating model and structure to deliver on our strategy to become a world-class product-led solutions company.

•	For the first time in our history, we have a leading R&D function to deliver on our cloud transformation, led by our new Chief Product & Technology Officer, Greg Goff.

•	We also have a new commercial structure, new sales leadership, and we are excited to welcome Cathinka Wahlstrom as our new President and Chief Commercial Officer this month. Cathinka joins us from Accenture, where she was responsible for building and growing relationships with the world’s leading companies across all industries operating in the United States and in Canada.

Alight’s transformation started almost four years ago, when we became an independent company after carving out from Aon. This was the beginning of our journey, and what we call Phase Zero of our transformation.

There is no doubt Alight has a great foundation to drive this next phase of our transformative growth.

With great components to build on, we chose to view the economic slowdown in 2020 as an opportunity and aggressively invested. We accomplished in seven months what would have been a two-year agenda.

•	We accelerated our technology investments, moved to a new operating model and go-to-market structure.

•	We solidified the management team, and repositioned the company for our new vision.

•	We developed five new BPaaS offerings and they are already driving growth.

•	We’ve achieved this early momentum because we started selling differently, using value-based selling and promising an ROI for our clients by driving down healthcare costs.

So Phase One is well underway, and we’ve already started on Phase Two of our transformation. We are building out our new, scalable, software and AI-focused products to launch later in 2021. We will be in the market with our new health, wealth and payroll clouds in the second half of this year.

•	In fact, the Federal Thrift Savings program is the anchor tenant for the next-generation wealth cloud.

•	Our health cloud includes new products like the benefits marketplace as we create a place where employees can come to, to make decisions around their total wellbeing.

•	And a great example of one of our newer payroll cloud solutions is about new payroll models. Payroll solutions today have employers at the center. Our next-gen payroll solution supports the new realities of this gig worker and the employee-centric environment. We are building a solution that allows daily pay and a variety of other pay models to support and engage this changing workforce.

With our broader engagement platform already underway, these more SaaS-enabled, modular, cloud-based platforms will result in a lower cost to serve and a faster time to revenue.

So, here’s the great news: Our strategy is working. And we’ve already won some of the biggest and strongest brand names.

We’re selling higher-value business and earning more.

We’re training our sales teams on value-based selling, building specialization by industry, dedicating new logo teams for BPaaS and standalone solution sales, and focusing on upselling for our top 250 clients, and building a new inside sales function.

BPaaS is the new transformation engine that’ll become more than 50% of our business.

Our One Alight strategy will drive a wholesale transformation of the entire organization. And it’s this transformation that gets us to the financial profile of a growing product-led company.

So there’s no question that this product-led transformation will expand our multiples accordingly.

We are so confident in our new outcome-based approaches that we are underwriting it for our newer BPaaS deals. So let me give you a couple of quick examples.

A leading natural and organic foods retailer is a prime example of our new value-based selling approach

•	They were looking for a payroll provider. However, once we dug in and explored their issues, we uncovered significant waste and what was ultimately close to $10 million they were paying in compliance-related penalties.

•	We outlined our more comprehensive solution that would reduce the overpayments, increase the recovery, and decrease the penalties, and more importantly, also create a better experience for their people.

•	Ultimately, we expect our solution will save them $5 million a year which will translate to a 45% ROI.

A Fortune 50 technology company gives us a great health BPaaS example.

•	Personalization is the theme here and what has ultimately driven immense value for the company.

•	Their people were really struggling with the benefits experience overall and how hard it was to navigate all of their options. Their people didn’t even know the majority of what was available to them, so they weren’t taking advantage of the company’s investments.

•	Through our BPaaS offering, we helped them improve perception of their benefits, decrease their healthcare costs, increase engagement and usage of benefits and more importantly, improve employee satisfaction.

These stories only scratch the surface of what we can do for companies of all sizes.

And we are so proud of our clients – they are truly our crown jewels, and their support and partnership is what enables us to continue to drive this kind of transformation both for Alight and for them.

There are four key themes that characterize our client base:

•	They are large and we are so proud to serve some of the largest and most well-known brands in the world: FedEx, Home Depot, Ford, PepsiCo, Target, Citi, Bank of America and more.

•	And they stick with us.

•	And they are diversified. This is great insulation in times like this.

•	And they do buy more. We talked about solving for outcomes that both employers and employees need. Nearly 60% of our top clients add solutions once they are in the door.

In the simplest terms, here’s how we deliver on these integrated, BPaaS solutions:

•	We bring participant data together with provider and opportunity data into our insights platform to create a data-driven, personalized experience that drives action.

•	And we have access to the most comprehensive set of data on consumers, including everything from demographics to attitudinal data, coupled with the technology to drive insights. We can drive real-time outcomes and impact behavior.

And we are already doing this at scale.

We’re helping to drive real savings and create better outcomes for those who need it the most. Every CEO needs critical insights to understand their workforce and make a difference for their people. Alight provides the kind of data that drives C-suite conversations. And we can provide insights they can’t get anywhere else.

Over the years M&A has also been an important part of Alight’s strategy. It’s part of our DNA and will continue to be a component going forward.

We have successfully completed 7 transactions in the last three years that have enabled us to expand globally, grow our total addressable market and broaden our capabilities across the human capital management spectrum.

In closing, our technology, our team and our ongoing transformation are positioning us to outperform over the long term. We realize there’s still work to be done to extract the growth, drive incremental innovation and increase the speed of the process. We have a large opportunity and the know-how to execute and deliver for our clients. We’re also thrilled that Bill Foley and his team recognize and appreciate the amazing potential of Alight.

Now, I’ll turn it over to Katie Rooney, our Chief Financial Officer, to take us through our financial highlights.

Katie Rooney – Chief Financial Officer, Alight Solutions

Thank you Stephan.

Alight has a highly attractive financial profile, marked by stable, recurring revenue, strong margins, steady free cash flow generation and great opportunities to grow and expand margin.

We serve 70% of the Fortune 100 and 50% of the Fortune 500, with long-term embedded contracts that drive annual client revenue retention rates greater than 97%, and provide relative stability even during economic downturns.

Our revenue is not only diverse but provides high visibility as well, with approximately 75% of our 2021 revenue already under contract.

And our new bundled solutions are driving a one-and-a-half times uplift in revenue per contract. These BPaaS bookings will continue to drive a more substantial portion of our overall bookings.

The transformation we are driving will also result in continued margin improvement. As we release our next generation platforms in our Employer Solutions segment, we will start to realize upside in our gross margins and we expect overall EBITDA margin growth as well.

•	Our Employer Solutions segment is our largest, comprising 85% of our business, with no client representing over 3% of revenue.

•	Professional Services includes one-time deployments of HR and Financial ERP systems, along with one-time and recurring cloud application services. We have good visibility into the backlog in our Professional Services business as this has a faster sales-to-revenue conversion cycle.

•	Finally, BPaaS Engagement Solutions cross both segments and drive differentiated outcomes for our clients at a faster growth rate. BPaaS will continue to represent a larger proportion of our overall portfolio in the coming years and we’re seeing momentum build.

In terms of key investment areas, we launched our new Go-to-market strategy and are expecting to add over 100 new sales and sales support team members by the middle of 2021.

We also introduced new BPaaS bundles to the market focused on leveraging our underlying data and analytics. I’ll refer you to page 29 in the presentation, where you can see, that on recent deals we’ve signed, we’re seeing a ~1.5x revenue uplift and incremental margin dollars tied to these deals as we deliver guaranteed outcomes. We had $166 million in BPaaS TCV, or Total Contract Value bookings, just in the second half of 2020, and expect to start to realize the financial benefit in 2022 and even more into 2023 and beyond.

In these early growth phases Stephan touched on earlier, we’re launching enhanced cloud platforms that will drive reduced implementation time and faster sales-to-revenue conversion.

This includes accelerating our wealth cloud development with the win of a $2.3 billion total contract value deal that goes live in 2022 and will generate 2023 revenue of over $100 million.

One important initiative to grow our operating leverage is Project Optimus. This is our One Alight delivery model driving efficiencies of over $90 million. Project Optimus is standardizing processes and utilizing new tools across our commercial, delivery and back-office functions to drive savings. Optimus will drive more standard processes and an ability to implement clients faster. It also aligns the proper domain expertise of our teams to serve clients, and integrates more of our tools to drive automation.

Looking ahead, our margins will improve due to 4 key reasons:

•	First, the launch of our cloud platforms will reduce implementation time and ongoing costs through standardization.

•	Second, faster sales to revenue conversion with product licensing being able to be achieved upfront.

•	Third, our plan is to drive a 30% reduction in overall cost to serve through standardized, pre-configured next generation products that provide automated and self-service capabilities along with easier tooling.

•	And finally, with these solutions third parties will be able to implement our solutions as well.

Importantly, we have line of sight to 9% EBITDA growth in 2021 with strong free cash flow conversion.

As Stephan discussed earlier, as we transition to product-led solutions tied to our next-generation platforms, we see a path to 30% EBITDA margins longer-term, up from approximately 20% this past year. Given our strong free cash flow profile and net leverage of under 3.5 times, we have ample liquidity to continue to support our growth including through M&A, which has been a core part of our DNA for years.

While there’s not one clear comparable company to Alight, given our business model powered by proprietary technology, deep domain expertise, recurring and transaction based revenue with strong margins and free cash flow, the most relevant comps are the HCM Solutions and Processing companies such as ADP, Paychex, HealthEquity, Ceridian and Broadridge.

Relative to these companies we are at the early stage of our transformation and the only company that’s dynamic enough to make the employee central to what we deliver as we bring unprecedented value to our clients. We see a unique opportunity to bring the best of both product-led software and solutions, combined with services in an integrated model. And, our partner Bill Foley and his team recognize and validate that they understand the opportunity in front of Alight. As we make this shift to a product-led and employee-centric company, there is upside to our already strong margins and free cash flow profile.

In closing, we are well positioned in a large and growing addressable market.

Our ability to support mission critical products on our engagement platform for employers and employees drives recurring and growing revenue, EBITDA, and cash flow.

And the Foley, Blackstone and Alight partnership will accelerate our transformation and deliver results for our clients, our colleagues and our shareholders.

Thank you.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene’s and Alight’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Acrobat Holdings, Inc. (to be renamed Alight, Inc. at closing), a Delaware corporation (”Alight Pubco”), with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation for proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, preliminary and definitive consent solicitation statements to be distributed to holders of Tempo Holding Company, LLC (“Tempo”) as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Foley Trasimene, Alight Pubco and Tempo urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/consent solicitation statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s final prospectus dated May 28, 2020 (SEC File No. 333-238135), for a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Foley Trasimene’s stockholders as of a record date to be established for voting on the proposed business combination and to Tempo equityholders as of a record date to be established for the submission of written consents to approve the merger transactions. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in Foley Trasimene’s final prospectus dated May 28, 2020 (SEC File No. 333-238135), which was filed with the SEC on May 28, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, will be set forth in the proxy statement/consent solicitation statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.